EX-99.B-77E

            WADDELL & REED ADVISORS MUNICIPAL HIGH INCOME FUND, INC.

SUB-ITEM 77E(a):  Legal Proceedings

     Myrtle Creek Oregon Building Authority (Issuer)
     $3,000,000 8.000% Myrtle Creek Golf Course Project
     Revenue Bonds due 06/01/21

     Filed in the U.S. District Court for the District of Oregon on 09/22/00
     Waddell & Reed Advisors Municipal High Income Fund, Inc.
     v. Dougherty & Company LLC and THK Associates, Inc.

     This issue went into default on July 1, 1999, when the issuer failed to make the scheduled semi-annual interest payments within the time allowed by the Indenture. A lawsuit was filed September 22, 2000 on behalf of the Fund against underwriters, Dougherty, Dawkins & Company LLC and Dougherty Dawkins Transition Company (collectively, "Dougherty"), and the feasibility consultant, THK Associates Inc. ("THK"). Earlier this year Dougherty prevailed on a Summary Judgment Motion in which Dougherty asserted it is not subject to the laws of Oregon (the golf course is located in the State of Oregon, the bonds were issued in Oregon and therefore we filed our lawsuit in Oregon). Fund counsel believes this to be a grave error by the trial court and appealed the summary judgment. The appeal is pending. The Fund settled with THK and agreed to dismiss THK from the lawsuit in accordance with the terms of a confidential settlement agreement.